Mail Stop 0407

      							April 22, 2005

Via U.S. Mail and Fax ( 610.834.7777 )
Rudolph A. Lutterschmidt,
Vice President, CFO and CAO
Nocopi Technologies, Inc.
9C Portland Road
West Conshohocken, PA 19428

	RE:     Nocopi Technologies, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
                        Filed March 31, 2005
                        File No. 000-20333

Dear Mr. Lutterschmidt:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures, page 13
1. Please revise to clarify whether or not your principal executive officer and principal financial officer concluded, as of December 31,
2004, that your disclosure controls and procedures were effective.
2. Please note that if you choose to discuss the definition of "disclosure controls and procedures" as part of those officers` conclusions, you should either include the definition in its entirety as set out in Securities Exchange Act Rule 13a-15(e), or simply disclose that your principal executive and principal financial officer concluded, as of December 31, 2004, that your disclosure controls and procedures were effective.
3. When revising to disclose your officers` conclusions as to the effectiveness of Nocopi`s disclosure controls and procedures, please also indicate whether or not (1) your disclosure controls and procedures are designed to provide reasonable assurance and (2) are effective at that reasonable assurance level.
4. Item 308(c) of Regulation S-B requires the following disclosure about your internal controls:

* whether or not there were any changes (not just significant changes) in your internal controls
* that occurred during your fourth fiscal quarter (not just subsequent to the date of their evaluation);
* that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Please revise to disclose the information required by Item 308(c).

Item 6. Management`s Discussion and Analysis of Results of
Operations
and Financial Condition, page 7

5. Tell us and disclose whether or not you have had any off-balance sheet arrangements, as required by Item 303 of Regulation S-B.


		Results of Operations, page 8

6. We note that your revenues are derived from royalties paid by licensees of technologies, fees for the provision of technical services to licensees and from the direct sale of products. Provide us with more details of your revenue recognition policy for each revenue stream and refer to your basis in the accounting literature.
Also, tell us more of the nature of the technical services provided to licensees and the relationship of these services to the license agreements.





*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact O. Nicole Holden, Staff Accountant, at (202) 824-5265 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


Sincerely,




Larry Spirgel

Assistant Director

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Mr. Lutterschmidt,
Nocopi Technologies, Inc.
April 22, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE